NO ACT

P.E.
05/26/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004766

June 17, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 6-17-16

Trevor V. Gunderson
General Mills, Inc.
trevor.gunderson@genmills.com

Re: General Mills, Inc.
Incoming letter dated May 26, 2016

Dear Mr. Gunderson:

This is in response to your letter dated May 26, 2016 concerning the shareholder proposal submitted to General Mills by Qube Investment Management Inc. on behalf of Ian Quigley. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

June 17, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Mills, Inc.
Incoming letter dated May 26, 2016

The proposal relates to audit engagement.

There appears to be some basis for your view that General Mills may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of General Mills' request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Mills omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Mills relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GENERAL MILLS

Trevor V. Gunderson
Vice President, Associate General Counsel
Telephone: (763) 764-5324
Facsimile: (763) 764-5102

May 26, 2016

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to General Mills, Inc. by Qube Investment Management

Ladies and Gentlemen:

This letter is to inform you that General Mills, Inc., a Delaware corporation (the "Company"), intends to omit from the proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Qube Investment Management Inc. ("Qube").

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), we have submitted this letter and the related materials to the Securities and Exchange Commission (the "Commission") via electronic mail to shareholderproposals@sec.gov. We currently intend to file the 2016 Proxy Materials with the Commission on or about August 15, 2016. A copy of this letter is being sent simultaneously to Qube as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

> *RESOLVED - Shareowners request that the Board of Directors issue a report to shareholders by December 2017, at reasonable cost and omitting proprietary information, which evaluates options for a regular competitive review process on the selection of the audit firm for the annual audit engagement.*

The resolution, supporting statement and additional correspondence included in the Proposal are set forth in Exhibit A.

II. Basis for Exclusion

We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials pursuant to (i) Rule 14a-8(b) and Rule 14a-8(f) of the Exchange Act, because Qube has failed to demonstrate that it is eligible to submit the Proposal and (ii) Rule 14a-8(i)(7) of the Exchange Act, because the Proposal deals with matters related to the Company's ordinary business operations.

III. The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f) because Qube has failed to demonstrate that it is eligible to submit the Proposal.

Background

Qube submitted the Proposal to the Company in a letter dated April 7, 2016 and postmarked on April 8, 2016. The Company received the letter via Canada Post on April 19, 2016. See Exhibit A. The Proposal was accompanied by a letter from National Bank Correspondent Network dated April 7, 2016 (the "NBCN Letter"), which stated in part:

"Please accept this letter as confirmation that as of the date of this letter, client Ian Quigley has continuously owned no fewer than the below number of shares since January 21, 2015. A minimum of $2,000 was held continuously for a period of over 13 months."

However, the NBCN Letter dated April 7, 2016 fails to verify ownership of the requisite amount of Company securities for at least one year as of the submission date (April 8, 2016). Furthermore, the submission does not include Mr. Quigley's authorization for Qube to submit the Proposal on his behalf, nor does it include any evidence of share ownership that would permit Qube to submit the proposal on its own behalf.

Accordingly, on May 2, 2016, within 14 days of the Company's receipt of the Proposal, we sent Qube a letter notifying it of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, we informed Qube of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice states that:

- Qube should provide evidence that Mr. Quigley has authorized Qube to submit the Proposal on his behalf, or alternatively, that Qube should provide evidence of its ownership of Company shares in satisfaction of the ownership requirements of Rule 14a-8(b);
- Qube's submission was not sufficient because it stated ownership as of April 7, 2016 rather than the submission date of April 8, 2016, and therefore failed to verify continuous ownership of the requisite amount of securities for the full one-year period preceding and including the submission date;
- Mr. Quigley should provide the Company with a written statement that he intends to continue to hold the requisite number of Company shares through the date of the annual meeting; and
- Qube's response must be postmarked or transmitted electronically no later than 14 calendar days from the date Qube received the Deficiency Notice.

The Deficiency Notice also described the beneficial ownership requirements of Rule 14a-8(b) and the type of proof necessary to demonstrate beneficial ownership under Rule 14a-8(b). A copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F") were also included with the Deficiency Notice. We sent the Deficiency Notice to Qube via Federal Express on May 2, 2016 and received confirmation that it was received by Qube on May 3, 2016. See Exhibit B.

The Company has received no further correspondence regarding Qube's eligibility to submit the Proposal.

Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(l) because Qube did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice.

- Qube did not provide proof of continuous ownership of the requisite amount of securities for the one-year period preceding and including the submission date of the Proposal, which according to Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), is the date the Proposal is "postmarked or transmitted electronically" (April 8, 2016). The NBCN Letter was insufficient because it only establishes continuous ownership of the shares as of April 7, 2016. In accordance with SLB 14G, the Deficiency Notice identified the specific date on which the Proposal was submitted and explained that Qube must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date in order to cure the defect.

- Qube did not provide evidence that it is authorized to submit the Proposal on behalf of Mr. Quigley, or that alternatively, Qube is eligible to submit the Proposal based on its ownership of the Company securities. SLB 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). In addition, Qube represented that Mr. Quigley would hold "his share positions," but failed to represent that he intends to continue to hold the "requisite number of shares," through the date of the annual meeting as required by Rule 14a-8(b).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), as long as the company notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by providing Qube with the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. See Exhibit B.

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (Jan. 10, 2013), the proponent submitted the proposal on November 20, 2012 and provided a broker letter that established ownership of company securities for one year as of November 19, 2012. The company properly sent a deficiency notice to the proponent on December 4, 2012 that specifically identified the date as of which beneficial ownership had to be substantiated and how the proponent could substantiate such ownership, and the proponent did not respond to the deficiency notice. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of November 20, 2012, the date the proposal was submitted. See also *Comcast Corp.* (Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (Feb. 5, 2007) (letter from broker stating ownership for one year as of November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted).

Consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), Qube has not demonstrated that it is authorized to act on behalf of Mr. Quigley in submitting the Proposal, and furthermore, it has not demonstrated that Mr. Quigley continuously owned the requisite number of Company shares for the one-year period prior to the submission date of the Proposal, as required by Rule 14a-8(b).

IV. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

It is well established that proposals for the selection of independent auditors or, more generally, management of the independent auditor's engagement, may be excluded based on the ordinary business exception contained in Rule 14a-8(i)(7). Specifically, we ask the Staff to affirm this conclusion, which has been presented in a series of no-action letters, including *CA, Inc.* (May 3, 2012) and *NetApp, Inc.* (May 10, 2012). In these no-action letters the Staff permitted the exclusion of proposals that sought, in part, to require disclosure of the company's "policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement." Similar to Qube's record in the current proxy season, the proponent submitted these proposals for reports to CA and NetApp after the Staff permitted exclusion of its earlier proposals for adoption of an auditor rotation policy. See, also, *Xilinx, Inc.* (May 3, 2012) (same); *Computer Sciences Corp.* (May 3, 2012) (same); *Dell Inc.* (May 3, 2012) (same); *ConocoPhillips* (Jan. 13, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting a policy limiting the term of engagement of the company's independent auditors, because it relates to the company's ordinary business operations, and noting that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under Rule l4a-8(i)(7)"); *ITT Corp.* (Jan. 13, 2012) (same); *AT&T Inc.* (Jan. 5, 2012) (same); *Hess Corp.* (Jan. 5, 2012) (same); *Duke Energy Corp.* (Jan. 5, 2012) (same); *Dominion Resources Inc.* (Jan. 4, 2012) (same); *General Dynamics Corp.* (Jan. 4, 2012) (same); *The Dow Chemical Co.* (Jan. 4, 2012) (same); *American Electric Power Co., Inc.* (Jan. 4, 2012) (same); *Prudential Financial, Inc.* (Jan. 4, 2012) (same); *Sprint Nextel Corp.* (Dec. 28, 2011) (same); *Baker Hughes Inc.* (Dec. 27, 2011) (same); *General Electric Co.* (Dec. 23, 2011) (same); *Alcoa*

Inc. (Dec. 23, 2011) (same); *U.S. Bancorp* (Dec. 16, 2011) (same); *Stanley Black & Decker, Inc.* (Dec. 15, 2011) (same); *The Walt Disney Co.* (Nov. 23, 2011) (same); *Hewlett Packard Co.* (Nov. 18, 2011) (same); *Deere & Co.* (Nov. 18, 2011) (same).

This proxy season, the Staff has permitted the exclusion of Qube's proposals for adoption of auditor rotation policies, by which audit committees would request proposals for audit engagement no less than every eight years. See, e.g., *United Technologies Corporation* (January 19, 2016); *Intel Corporation* (Jan 21, 2016); *ACE Limited* (Jan. 20, 2016); *3M Company* (Jan. 19, 2016); *Colgate-Palmolive Company* (Jan. 19, 2016); *Baxter International Inc.* (Jan. 19, 2016). In keeping with precedent, the Staff noted that the proposals relate "to the selection of independent auditors or, more generally, management of the independent auditor's engagement," and accordingly, the Staff would not recommend enforcement action to the Commission if the companies omitted the proposals from their proxy materials in reliance on Rule 14a-8(i)(7).

Following the Staff's concurrence that Qube's earlier auditor rotation proposals were excludable, Qube reworded the resolution as a request for a report in the current Proposal, rather than for adoption of a policy. However, the underlying subject matter of Qube's proposals remains the same. In fact, the Proposal's supporting statement is the same statement that Qube included in the excluded proposals, and it focuses exclusively on auditor rotation. Restyling the resolution to request a report should not change the basis for excluding the Proposal.

In the past, for proposals requesting issuers to prepare reports, the Staff has said that it "will consider whether the subject matter of the special report ... involves a matter of ordinary business; where it does, the proposal will be excludable." Exchange Act Release No. 20091 (Aug. 16, 1983). As the Staff reiterated in Staff Legal Bulletin No. 14H (October 22, 2015), analysis of proposals under the ordinary business exclusion "should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed."

The Proposal is properly excludable from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because the underlying subject matter of the Proposal "deals with matters relating to the company's ordinary business operations," namely the selection and engagement of the independent auditor. In Exchange Act Release No. 40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion was to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting and outlined the two central considerations of the policy: (1) the recognition that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Based on the foregoing and the reasons outlined below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and, therefore, the Company may exclude the Proposal on that basis.

When analyzed according to the policy for the ordinary business exclusion, an evaluation of options for a regular competitive review process cannot "as a practical matter, be subject to shareholder oversight," and that the subject matter involves "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Rather, any decisions on a competitive review process rests with the Audit Committee of the Board of Directors, without shareholder review or other participation:

- The decision of whether to run a competitive review process involves judgments of the existing auditor's performance, reputation and integrity, independence and terms of engagement, which are based on the Committee's regular meetings and communications with the independent auditor throughout the fiscal year. As a practical matter, this decision cannot be subject to direct shareholder oversight. Furthermore, the decision requires the Committee's assessment of whether the availability of competing auditors and the potential costs of transitioning auditors, would justify a competitive review process. While Qube cites potential benefits of auditor rotation, there are also potential risks, such as opinion-shopping resulting from increased competition among audit firms[1]. An informed judgment on these potential risks and benefits belongs with the Audit Committee, and not with shareholders.
- The determination of how to run a competitive review process likewise requires informed judgments on the frequency of the competitive review, and the process for the review, which belong with the Audit Committee and not with shareholders.

Furthermore, under rules promulgated by the Commission, responsibilities for the selection and management of the independent auditor rest with the Audit Committee. Rule 10A-3(b)(2) of the Exchange Act provides that the Audit Committee "must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged [by the Company] . . . for the purpose of preparing or issuing an audit report . . . and each such registered public accounting firm must report directly to the" Audit Committee, while Rule 303A.07 of the New York Stock Exchange requires the Audit Committee's charter to specify all audit committee responsibilities set forth in Rule 10A-3(b)(2). These rules recognize that the selection of the Company's independent auditors, including decisions on a regular competitive review process, is within the purview of the Audit Committee. Furthermore, these rules provide no role for the Company's shareholders to review or otherwise to participate in this process.

Since the subject matter of the report requested by the Proposal involves an ordinary business matter, namely the selection of independent auditors, we respectfully request that the Staff agree that we may omit the Proposal from the 2016 Proxy Materials under Rule 14a-8(i)(7).

---

[1] Newton, Nathan J.; Persellin, Julie S.; Wang, Dechun; Wilkins, Michael S. "Internal Control Opinion Shopping and Audit Market Competition." *Accounting Review* Volume 9, Issue 2 (March 2016). "Our finding that internal control opinion shopping is more likely in competitive audit markets informs the continuing debate regarding the pros and cons of increased auditor competition...Specifically, our results suggest that there may be negative unintended consequences associated with higher levels of audit market competition."

V. Conclusion

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposal from the 2016 Proxy Materials.

If you have questions or if you would like any additional information, please do not hesitate to contact me by telephone at 763-764-5324 or email at trevor.gunderson@genmills.com. Thank you for your attention to this matter.

Very truly yours,

Trevor V. Gunderson

cc: Qube Investment Management Inc.

Exhibit A

GENERAL MILLS

Trevor V. Gunderson
Vice President, Deputy General Counsel
Telephone: (763) 764-5324

May 2, 2016

Mr. Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
Kendall Building, Suite 200 & 300
9414 - 91 Street
Edmonton, AB T6C 3P4
Canada

Re: General Mills, Inc. Shareholder Proposal

Dear Mr. Quigley:

This will acknowledge receipt of the proposal (the "Proposal") concerning a "Request for Proposals for the Audit Engagement" that Qube Investment Management, Inc. ("Qube") has submitted on behalf of Ian Quigley ("Quigley") in connection with General Mills, Inc.'s ("General Mills") 2016 annual meeting of shareholders.

It is not clear from your letter whether Quigley or Qube is the proponent of the Proposal. Please clarify who is making the Proposal. If Qube is acting as the proponent for the Proposal on behalf of Quigley, please provide evidence that Quigley had authorized Qube to submit the Proposal on his behalf as of the date the Proposal was submitted (April 8, 2016). If Qube is acting on its own behalf, please provide evidence of Qube's ownership of General Mills shares as discussed below. The remainder of this letter assumes that Quigley is the proponent or that he has properly delegated authority to Qube to submit the Proposal on his behalf.

Please note that the Proposal contains certain procedural deficiencies that U.S. Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year through and including the date the shareholder proposal was submitted. Qube provided a letter from National Bank Correspondent Network, dated April 7, 2016 (the "NBCN Letter"), stating that "as of the date of this letter, client Ian Quigley has continuously owned no fewer than the below number of shares since Jan 21, 2015." The

NBCN Letter does not provide adequate proof that Quigley has satisfied the ownership requirements of Rule 14a-8. The NBCN Letter only establishes continuous ownership of the shares through April 7, 2016, and therefore does not verify continuous ownership for the one-year period preceding and including the April 8, 2016 date on which the Proposal was postmarked for delivery. Therefore, new proof of ownership establishing that Quigley has continuously held at least $2,000 in market value of General Mills stock for no less than a period of one year preceding and including April 8, 2016 will be required, as described in more detail below and in the enclosed Staff Legal Bulletin No. 14F.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- A written statement from the "record" holder of Quigley's shares (usually a broker or a bank) verifying that Quigley continuously held the requisite number of General Mills shares for the one-year period preceding and including April 8, 2016; or
- If Quigley has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Quigley's ownership of the requisite number of General Mills shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Quigley continuously held the requisite number of General Mills shares for the one-year period preceding and including April 8, 2016.

If Quigley intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F, the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

Quigley can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/. In these situations, Quigley would need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If Quigley's broker or bank is a DTC participant, then Quigley needs to submit a written statement from his broker or bank verifying that Quigley continuously held the requisite number of General Mills shares for the one-year period preceding and including April 8, 2016; or
- If Quigley's broker or bank is not a DTC participant, then Quigley needs to submit proof of ownership from the DTC participant through which the securities are held verifying that Quigley continuously held the shares through April 8, 2016. Quigley should be able to find out who this DTC participant is by asking his broker or bank. If Quigley's broker is an introducing broker, Quigley may also be able to learn the identity and telephone number of the DTC participant through Quigley's account statements, because the clearing broker identified on Quigley's account statements will generally be a DTC participant. If the DTC participant that holds Quigley's shares knows Quigley's broker's or bank's holdings, but does not know Quigley's holdings, Quigley needs to satisfy the proof of ownership requirement by obtaining and

submitting two proof of ownership statements verifying that, for the one-year period preceding and including April 8, 2016, the required amount of securities were continuously held - one from Quigley's broker or bank confirming Quigley's ownership and the other from the DTC participant confirming the broker or bank's ownership.

In addition, Rule 14a-8(b) requires that Quigley provide General Mills with a written statement that he intends to continue to hold the requisite number of shares through the date of General Mills' 2016 annual meeting of shareholders. Your correspondence is inadequate in this respect because, while you indicate that Quigley intends to hold his "share positions" through the date of such meeting, it is not clear that Quigley intends to hold the required amount of shares. To remedy this defect, Quigley must submit a written statement that he intends to continue holding the requisite number of General Mills shares through the date of our 2016 annual meeting of shareholders.

SEC rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please send any response to me at Trevor Gunderson – M04-B, Vice President, Deputy General Counsel, General Mills, Inc., Number One General Mills Boulevard, Minneapolis, Minnesota 55426, USA. Alternatively, you may send your response to me via email to trevor.gunderson@genmills.com.

You should note that, if the proposal is not withdrawn or excluded, Quigley or Quigley's representative, who is qualified under Delaware law to present the Proposal on Quigley's behalf, must attend the annual meeting in person to present the Proposal. If Quigley intends for a representative to present the Proposal, Quigley must provide documentation that specifically identifies his intended representative by name and specifically authorizes the representative to act as Quigley's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote Quigley's shares at the meeting. A copy of this authorization should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on Quigley's behalf prior to the start of the meeting.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage you to include an email contact address on any additional correspondence to ensure timely communication in the event the Proposal is subject to a no-action request.

Sincerely,

Trevor V. Gunderson

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Pages 24 through 25 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

QUBE INVESTMENT MANAGEMENT INC.

Kendall Building
Suite 200 & 300
9414 – 91 Street
Edmonton, AB T6C 3P4
Phone: 780.463.2688
Fax: 780.450.6582

qubeconsulting.ca

Mr. Richard Allendorf , Corporate Secretary
General Mills, Inc.
P. O. Box 1113
Minneapolis, MN 55440

7 April 2016

RE: Independent Shareholder Proposal

Dear Mr. Allendorf:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. Ian Quigley is a proud shareholder and intends to keep holding his share positions through to the Annual General Meeting of Shareholders and beyond.

After consultation with our internal CSR analysts, we wish to submit the following proposal on behalf of our investor Ian Quigley to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

PROPOSAL – Request for Proposals for the Audit Engagement

RESOLVED – Shareowners request that the Board of Directors issue a report to shareholders by December 2017, at reasonable cost and omitting proprietary information, which evaluates options for a regular competitive review process on the selection of the audit firm for the annual audit engagement.

QUBE INVESTMENT MANAGEMENT INC.

Kendall Building
Suite 200 & 300
9414 – 91 Street
Edmonton, AB T6C 3P4
Phone: 780.463.2688
Fax: 780.450.6582

qubeconsulting.ca

majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

****

We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else. Thank you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management

NATIONAL BANK
CORRESPONDENT NETWORK

7 April 2016

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, client Ian Quigley has continuously owned no fewer than the below number of shares since Jan 21, 2015. A minimum of $2,000 was held continuously for a period of over 13 months.
The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	**CUSIP**	**# of Shares**
Nike Inc. (NKE)	654106103	81
General Mills Inc. (GIS)	370334104	175

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca

Sincerely

Tahiyeh Sheraze

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On

R:1779809.067970
Destination: United States

CANADA POSTES
POST CANADA

Date 2016 04 08
Postage - Port 2.95
EDMONTON AB T5C3C0 0.033 kg
CANADA
1.00

6010312	1779809	0067970

Ltr O/S US
Let/Crt.pst.surd.É-U

Do not cover chevron
Ne couvrez pas le chevron

Londonderry Retail Post Office
67970
APR 0 8 2016
Edmonton, AB
T5C 3C0

Mr. Richard Allendorf
Corporate Secretary
General Mills, Inc.
P. O. Box 1113
Minneapolis, MN 55440

WS